AnorMED INC.
RECOMMENDING ACCEPTANCE OF THE GENZYME OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES OF ANORMED.
Security Type: Common share, AnorMED Ticker: TSX — AOM, NASDAQ — ANOR
Genzyme Corp. Offer Expiry Date: November 6, 2006, (8:00 a.m., Vancouver time)
Out-bound Script
Hello, my name is <insert your name>, and I’m calling from Kingsdale Shareholder Services Inc to speak with <insert shareholder name> concerning his/her investment in AnorMED Inc. <wait for response> Can I speak to you briefly about the offer made by Genzyme to purchase your common shares of AnorMED?

IF YES
Thank you.
We would like to update you with the latest development.
The Board of Directors has entered into a support agreement with Genzyme Corp. under which Genzyme would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$13.50 per share in cash.
Here are some of the principal reasons for the recommendation of the Board of Directors to AnorMED Shareholders that they ACCEPT the Genzyme Offer and NOT TENDER their AnorMED Shares to the Millennium Offer:
•	The new Genzyme Offer of USD$13.50 per share represents a 13% premium to the Millennium’s Offer price of USD$12.00 per share.
•	AnorMED’s Board of Directors, in consultation with its Strategic Initiatives Committee and with the advice of its financial and legal advisors, believes the amended US$13.50 per share offer represents the best alternative currently available to AnorMED shareholders and provides a certain and fair value for AnorMED shareholders.
(See Summary Sheet for more information)
IF NO
May I please give you our toll-free number and email address if you have any questions?
Call 1-866-639-3460 or
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Banks and Brokers call Collect: 416-867-2272
Thank you for your time.

Answering Machines Message
“Hello, this message is for <insert shareholder name>. This is <insert your name> from Kingsdale Shareholder Services Inc., and I’m calling concerning your investment in AnorMED Inc. I am calling on behalf of the management of AnorMED Inc. who recommends that you accept the increased offer by GENZYME to purchase your shares. Millennium has indicated that they will not match the GENZYME offer. If you have any questions or require further assistance we can be reached at 1-866- 639-3460 or visit Kingsdale Shareholder Services website at www.kingsdaleshareholder.com Thank you very much for your time. Have a nice day/night!
☺ Remember: Speak slowly, especially when providing a phone number. ☺
Caller — please provide written comments of the following:
1) Tendered, 2) Undecided (provide written comments), 3) Against (provide written comments) or 4) For